

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

June 28, 2024

Hunter Horsley
President and Treasurer
Bitwise Ethereum ETF
c/o Bitwise Investment Advisers, LLC
250 Montgomery Street, Suite 200
San Francisco, CA 94104

> **Re: Bitwise Ethereum ETF**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 18, 2024**
> **File No. 333-278308**

Dear Hunter Horsley:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 14, 2024 letter.

Amendment No. 2 to Registration Statement on Form S-1

General

1. You state on page 75 that as of May 29, 2024, approximately 120.1 million ether were outstanding. Please revise to update this information as of June 30, 2024, or the most recent practicable date. Similarly update the Constituent Platforms included in the Pricing Index on page 83 to the extent more recent information is available.

The digital asset trading platforms on which ether trades are relatively new and largely unregulated, page 33

2. We note the use of the term "unregulated" when referring to certain crypto asset trading platforms. Please revise to qualify your use of this term by clarifying that such platforms may be subject to regulation in a relevant jurisdiction but may not be complying.

<u>Government Oversight, Though Increasing, Remains Limited, page 78</u>

3.   Please remove the first three sentences in the first full paragraph on page 79 as the disclosure lacks the appropriate context for the referenced statements.

   Please contact Michelle Miller at 202-551-3368 or Jason Niethamer at 202-551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at 202-551-3234 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Richard Coyle